THE OFFERING OF SECURITIES DESCRIBED HEREIN HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS OFFERING IS MADE PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER ("REG. CF") AND THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS.

THE PURCHASE OF THE SECURITIES DESCRIBED HEREIN INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

LEFT HAND BREWING COMPANY, INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

THIS COMMON STOCK SUBSCRIPTION AGREEMENT (this "**Agreement**") is between **INDIAN PEAKS BREWING COMPANY**, a Colorado corporation d/b/a **LEFT HAND BREWING COMPANY, INC.** (the "**Company**") and the purchaser named on the signature page hereto ("**Purchaser**").

RECITALS

WHEREAS, on [EFFECTIVE DATE]____ the Company filed a Form C (including its exhibits and attachments, as may be amended from time to time, the "**Form C**") with the Securities and Exchange Commission (the "**SEC**,") pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder, as amended ("**Regulation CF**");

WHEREAS, on the terms and conditions described in the Form C, the Company has authorized the sale and issuance of up to an aggregate number of shares of the Company's Common Stock ("**Common Stock**") equal to (i) the maximum offering amount set forth in the Form C (the "**Maximum Offering Amount**"), *divided by* (i) the price per share of Common Stock set forth in the Form C (the "**Purchase Price**"), rounded down to the nearest whole number of shares (the "**Maximum Offering Shares**") pursuant to this Agreement and a series of similar agreements (collectively with this Agreement, the "**Subscription Agreements**") between the Company and the persons listed on the signature pages thereto (collectively with Purchaser, the "**Crowdfunding Investors**," and the transactions contemplated by the Form C and the Subscription Agreements, collectively, the "**Offering**");

WHEREAS, the Offering is being conducted solely through the online crowdfunding portal website (the "**Site**") operated by Wefunder Portal, LLC, a Delaware limited liability company, or its successor (the "**Portal**"), registered with the SEC as a "funding portal" under the Securities Act and a funding portal member of the Financial Industry Regulatory Authority ("**FINRA**");

WHEREAS, the Common Stock has the rights, preferences, privileges, and restrictions set forth in the Amended and Restated Articles of Incorporation of the Company, in the form attached as an exhibit to the Form C (the "**Charter**"); and

WHEREAS, Purchaser desires to subscribe for and purchase shares of the Company's Common Stock on the terms and conditions of this Agreement and the Form C;

AGREEMENT

NOW THEREFORE, in consideration of the foregoing premises, the representations, warranties, and covenants contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. SUBSCRIPTION.

(a) **Commitment.** Subject to the terms and conditions hereof, Purchaser hereby irrevocably offers and agrees to purchase from the Company the whole number of shares of Common Stock equal to (i) the portion of the Subscription Amount set forth on the signature page hereto ("**Subscription Amount**") that is accepted by the Company as set forth on the signature page hereto, *divided by* (ii) the Purchase Price, rounded down to the nearest whole number (such shares of Common Stock, the "**Shares**"). No fractional shares shall be issued pursuant to this Agreement.

(b) **Review**. The Company reserves the right to review the suitability of any prospective Purchaser and, in connection with such review, to waive such suitability standards as to Purchaser in the Company's sole discretion and as the Company deems appropriate under applicable law. The Company may reject this Agreement at any time prior to its written acceptance thereof and may reject all or any portion of Purchaser's Subscription Amount, in each case in the Company's sole discretion. The Company shall have no obligation to accept subscriptions in the order received and may accept subscriptions on any basis as may be determined by the Company. To the extent permitted by the Portal's terms and conditions for the Site (*i.e.*, https://wefunder.com/terms) as in effect at the applicable Closing (the "**Site Terms**") and the Site's page for the Offering, Purchaser may cancel Purchaser's entire subscription hereunder prior to 48 hours before the Closing.

(c) **Acceptance.** Effective as of the date the Company accepts all or a portion of Purchaser's Subscription Amount as set forth on the signature page hereto and delivers a countersigned copy of this Agreement to Purchaser (the "**Acceptance Date**"), the Company hereby agrees to issue and sell the Shares to Purchaser at the Closing (as defined below) for the aggregate Purchase Price therefore. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any Shares to any person who is a resident of a jurisdiction in which the issuance of Shares to such person would constitute a violation of applicable securities laws.

2. CLOSING.

(a) **Closing.** The closing of the purchase and sale of the Shares pursuant to this Agreement, including payment for and issuance thereof (the "**Closing**" and the date thereof, the "**Closing Date**") shall be effected in the manner specified in this Agreement, the Form C, the Site Terms, and the Site's page for the Offering, and may occur via any electronic signature complying with the U.S. federal ESIGN Act of 2000, or any other transmission method, which signatures shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. As used in this Agreement, "**Initial Closing**" means the first Closing under any of the Subscription Agreements, and the date there of, the "**Initial Closing Date**".

(b) **Additional Closings.** At any time, and from time to time, until the Offering deadline specified in the Form C (the "**Offering Deadline**"), the Company may, at one or more additional closings (each an "**Additional Closing**"), without obtaining the signature, consent, or permission of any of the Crowdfunding Investors, offer and sell to other purchasers, at the Purchase Price per share, any remaining Maximum Offering Shares not sold at the Initial Closing or any Additional Closing. Such additional purchasers may include persons or entities who are already Crowdfunding Investors.

(c) **Payment and Delivery.** At or prior to the Closing, Purchaser shall pay (or cause to be paid) the aggregate Purchase Price for the Shares to the escrow account established by the Portal and the Company (the "**Escrow Account**") in the manner specified in the Form C, the offering statement included in the Form C (the "**Offering Statement**"), the Site Terms, and the Site's page for the Offering. At the Closing, (i) the escrow agent for the Escrow Account (the "**Escrow Agent**") shall deliver the aggregate Purchase Price for the Shares to the Company; and (ii) the Company shall deliver to Purchaser a certificate representing the Shares being purchased by Purchaser at the Closing (including an electronic stock certificate via Carta.com or any similar transfer agent platform). Any amounts paid by Purchaser in excess of the aggregate Purchase Price for the Shares (including as a result of the Company's rejection of a portion of Purchaser's subscription or rounding) will be returned promptly, without interest. In the event the Company rejects all or any portion of Purchaser's Subscription Amount or Purchaser cancels Purchaser's subscription pursuant to **Section 1(a)**, then the Escrow Agent shall promptly return to Purchaser such cancelled or rejected portion of the Subscription Amount.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Purchaser that each of the following statements is true and correct as of the Initial Closing or as of such other date expressly specified herein:

(a) **Organization and Qualification.** The Company is a corporation, duly incorporated, validly existing, and in good standing under the laws of the State of Colorado. The Company is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the nature of its business, properties, or assets requires such qualification, except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on Company.

(b) **Power and Authority.** The Company has all necessary power and authority to (i) execute, deliver, and perform its obligations under this Agreement and (ii) to own, operate, and lease its properties and assets and to carry on its business as currently conducted.

(c) **Authorization.** All corporate action on the part of Company, and its directors, officers, and stockholders (including obtaining any applicable consents, permits, or waivers) necessary for the authorization, execution, and delivery of this Agreement and the Form C by the Company and the Company's performance of its obligations under this Agreement has been taken or will be taken prior to the Initial Closing. This Agreement, when duly executed and delivered by Company, will constitute valid and binding obligations of Company enforceable in accordance with its terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws of general application affecting or relating to the enforcement of creditors' rights generally; (ii) is subject to the principles of equity; and (iii) with respect to rights to indemnity, may be subject to applicable securities laws (collectively "**General Enforceability Exceptions**").

(d) **No Conflicts; Consents.** The execution and delivery of this Agreement by the Company, and the performance of the Company's obligations under this Agreement, does not violate, conflict with, constitute or result in a breach, violation, or default under (or an event that with notice or passage of time, or both, would constitute a breach, violation, or default), or give rise to any right of termination, cancellation, or acceleration under, or result in the creation of any Encumbrance (as defined below) upon any of the Company's properties or assets under: (i) any provision of the Charter or the Company's Amended and Restated Bylaws, adopted May 13, 2014, as further amended from time to time ("**Bylaws**"); (ii) any applicable law, statute, rule or regulation (each a "**Law**"), or any ruling, writ, injunction, order, judgment or decree of any court, arbitrator, administrative agency, or other governmental body (each an "**Order**") applicable to the Company or any of its properties or assets; *except*, where such violation, conflict, breach, default, termination, cancellation, acceleration, or Encumbrance would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the Company. The sale of

the Shares pursuant to this Agreement is not, and will not be, subject to any preemptive rights or other rights of first refusal that have not been properly waived or satisfied on or prior to the Closing.

(e) **No Encumbrances.** When issued in accordance with this Agreement, the Shares will be free of any lien, charge, encumbrance, equity, claim, option, proxy, pledge, security interest, or other similar right of any nature other than statutory liens securing payments not yet due and payable or due but not yet delinquent (collectively "**Encumbrances**"), other than (i) any Encumbrances created by or imposed upon the Purchaser through no action of the Company (ii) restrictions on transfer under state or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed, and (iii) restrictions on transfer, rights of first refusal, and voting agreements expressly set forth herein.

(f) **Valid Issuance**. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, the Charter, the Bylaws, and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the this Agreement, the Charter, the Bylaws, and applicable state and federal securities laws and liens or encumbrances created by or imposed upon Purchaser.

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to the Company, individually and on behalf of each Beneficial Investor (as defined below), as of the date this Agreement is submitted to the Company and as of the Closing, that each of the following statements is true and correct as of the Subscription Date set forth on the signature page hereto and as of the Closing. If Purchaser is purchasing the Shares in a fiduciary capacity on behalf of any other person or persons (each a "**Beneficial Investor**"), then for purposes of this **Section 4,** the term "Purchaser" includes, Purchaser and each such Beneficial Investor, jointly and severally.

(a) **Organization and Qualification.** Purchaser is, if an entity, duly incorporated, formed, or organized (as applicable), validly existing, and in good standing under the laws of the state of its incorporation, formation, or organization (as applicable). Purchaser is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the nature of its business, properties, or assets requires such qualification, except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on Purchaser.

(b) **Power and Authority.** Purchaser has all necessary power, capacity (if an individual), and authority (corporate or otherwise) to (i) execute, deliver, and perform its obligations under this Agreement and (ii) to own, operate, and lease its properties and assets and to carry on its business as currently conducted and currently proposed to be conducted.

(c) **Authorization.** If an entity, all corporate (or analogous) action on the part of Purchaser; its officers; its board of directors, managers, trustees, or analogous governing body; and its shareholders, members, partners, or other equity holders (including obtaining any applicable consents, permits, or waivers) necessary for the authorization, execution, and delivery of this Agreement and Purchaser's performance of its obligations under this Agreement has been taken or will be taken prior to the Closing. This Agreement, when duly executed and delivered by Purchaser, will constitute valid and binding obligations of Purchaser enforceable in accordance with its terms, subject to General Enforceability Exceptions.

(d) **No Conflicts; Consents.** The execution and delivery of this Agreement by Purchaser, and the performance of Purchaser's obligations under this Agreement, does not (i) if Purchaser is an entity, violate or conflict with any provision of Purchaser's certificate or articles of incorporation, bylaws, operating agreement, partnership agreement, or other governing documents; (ii) violate any applicable Law or Order applicable to Purchaser or any of Purchaser's

properties or assets; or (iii) constitute or result in a breach, violation, or default under (or an event that with notice or passage of time, or both, would constitute a breach, violation, or default), or give rise to any right of termination, cancellation, or acceleration under, any contract or obligation by which Purchaser is bound; *except*, with respect to clauses (ii) and (iii), where such violation, conflict, breach, default, termination, cancellation, or acceleration would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on Purchaser. No registration, declaration, or filing with, any governmental body or any other third party is required in connection with the execution and delivery of this Agreement by Purchaser, and the performance of Purchaser's obligations under this Agreement.

(e) **Investment Purpose.** Purchaser is acquiring the Shares for investment for Purchaser's own beneficial account only and not as a nominee or agent and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of applicable securities laws. Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Shares, and does not presently have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participations in or to the Shares to any such person or to any third party, other than transfers between Affiliates, including Affiliate funds. For the purposes of this Agreement, "**Affiliate**," with respect to any person or entity, means any other person or entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person or entity; where "**control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise. Purchaser understands and acknowledges that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the *bona fide* nature of Purchaser's investment intent as expressed herein and Purchaser's representations, warranties, and covenants contained in this Agreement, upon which the Company is relying.

(f) **Accredited Investor Status and Investment Limitations.** Purchaser's status as an "accredited investor," as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act ("**Accredited Investor**"), is accurately set forth on the signature page hereto (by checking the appropriate box). If Purchaser is not an Accredited Investor, then including the Subscription Amount set forth on the signature page hereto, in the past 12-month period, Purchaser has not exceeded, and will not exceed by investing the Shares, the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

(g) **Not Investment Company.** If Purchaser is an entity, Purchaser is not an "investment company" under the Investment Company Act of 1940 nor does Purchaser rely upon the exclusions from the definition of "investment company" provided for in Section 3(c)(1) or 3(c)(7) thereof. Purchaser may rely on the exclusions from the definition of "investment company" provided for in Section 4A(f)(3) of the Securities Act and Rule 3a-9 thereunder.

(h) **Preexisting Relationship; Purchaser's Expertise**. Purchaser has either (i) preexisting personal or business relationships with the Company or one or more of its directors, officers, managers, partners, or controlling persons, or (ii) the capacity to protect Purchaser's own interests in connection with the purchase of the Shares by virtue of the business or financial expertise of Purchaser or of professional advisors to Purchaser who are unaffiliated with, and who are not compensated by, the Company or any of its affiliates, directly or indirectly.

(i) **Access to Information.** Purchaser is in a position, based upon employment, personal relationship, economic bargaining power, or other factors, to obtain sufficient information to evaluate the risks and merits of Purchaser's investment in the Shares. Purchaser acknowledges that Purchaser has had the reasonable opportunity to ask questions of and receive answers from the Company concerning the terms

and conditions of Purchaser's investment in the Shares and the business operations and financial condition of the Company, and to obtain any additional information concerning the Company. Purchaser has received all information that Purchaser deems necessary to reach an informed and knowledgeable decision to acquire the Shares.

(j) **No Other Offering Materials.** Purchaser has received and reviewed this Agreement, the Charter, the Bylaws, the Form C (including the Offering Statement) (the "**Offering Materials**"). Purchaser has not received and has not relied on any offering materials other than the Offering Materials and has not relied on any information not contained in the Offering Materials. Purchaser has not relied (and will not at any time rely) on any communication (whether written or oral) by the Company, the Portal, or any of its or their directors, officers, managers, employees, agents, or Affiliates, as investment advice or as a recommendation to purchase the Shares. Purchaser understands and acknowledges that any information or explanations related to the terms and conditions of the Shares provided by the Company, the Portal, or any of its or their directors, officers, managers, employees, agents, or Affiliates, are not and shall not be deemed investment advice or a recommendation to purchase the Shares, and neither the Company, the Portal, nor any of its or their directors, officers, managers, employees, agents, or Affiliates, has at any time acted as an advisor to Purchaser's investment decision. Neither the Company, the Portal, nor any of its or their directors, officers, managers, employees, agents, or Affiliates, has (i) made any representation regarding the proper characterization of the Shares for purposes of determining the Purchaser's authority to invest in the Shares; (ii) made any representation or guarantee as to the potential success, return, effect, or benefit (whether legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Shares; or (iii) made any representation to Purchaser regarding the legality of an investment in the Shares and Purchaser's authority to invest in the Shares.

(k) **No General Solicitation or Advertising.** Purchaser acknowledges that neither the Company nor any other person has offered to sell the Shares to Purchaser by means of any form of general solicitation or general advertising, including but not limited to (i) any advertisement, article, notice, or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio; or (ii) any seminar or meeting whose attendees were invited by any general solicitation or general advertising, in each case other than offering notices containing the limited information set forth in Rule 204 under the Securities Act that directed Purchaser seek additional information via the Portal.

(l) **Risk; Forward Looking Statements.** Purchaser understands and acknowledges that any investment in the Shares involves various risks, including the risks outlined in the Form C and the Offering Statement, and that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of Purchaser's investment. With the assistance of Purchaser's professional advisors, to the extent that Purchaser has deemed appropriate, Purchaser has made its own independent legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Shares and the consequences of the Offering Materials. Purchaser has considered the suitability of the Shares as an investment in light of Purchaser's own circumstances and financial condition has determined that Purchaser is able to bear the risks associated with an investment in the Shares, including the risk of total loss. Purchaser further acknowledges that Purchaser understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. Purchaser acknowledges and agrees that the Company has not made any warranty or assurance regarding the ultimate availability of any particular tax treatment of the Company's or of any tax benefits to the Purchaser by reason of the Purchaser's investment in the Company.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "**Reform Act**"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in any forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of the Company in the Offering Materials or orally, whether in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will result," "are expected to," "will continue," "is anticipated," "estimated," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions, and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company cautions that the factors described above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Users of forward-looking statements should be aware that actual events and circumstances will likely be different than the assumptions used by the Company in preparing these statements. Such differences will likely have a material impact on results. Therefore, users should make their own assessment of the risk and opportunities associated with an investment in or acquisition of the Company.

(m) **Restrictions on Resale.** In addition to the restrictions on transfer as set forth in **Section 6**, Purchaser understands and acknowledges that the Shares are subject to certain restrictions on transfer as set forth Rule 501 of Regulation CF, which provides, in substance, that unless there is then in effect a registration statement under the Securities Act covering such proposed transfer, Purchaser may transfer such shares only (i) to the Company; (ii) to an Accredited Investor; (iii) to a family member of Purchaser or the equivalent, to a trust controlled by Purchaser, to a trust created for the benefit of a family member of Purchaser or the equivalent, or in connection with the death or divorce of Purchaser or other similar circumstance. Purchaser understands that the Company has no obligation or intention to register any of such shares, or to take any action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder).

(n) **California Notice.** The sale of the Shares has not been qualified with the Commissioner of Corporations of the State of California and the issuance of the Shares or the payment or receipt of any part of the consideration therefor prior to the qualification is unlawful under California law, unless the sale of securities is exempt from the qualification by Section 25100, 25102, or 25105 of the California Corporations Code. The rights of all parties to this Agreement are expressly conditioned upon the qualification being obtained, if such sections are applicable to Purchaser's purchase of the Shares hereunder, unless the sale is so exempt.

(o) **Acknowledgement of Restrictions.** Purchaser acknowledges and agrees that the Shares are subject to restrictions on transfer set forth in **Section 6** of this Agreement and the Bylaws.

(p) **Foreign Securities Laws.** If Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "**Code**")), Purchaser hereby acknowledges and agrees that Purchaser is responsible for complying with any non-U.S. securities laws

applicable to the sale and issuance of the Shares, which are governed by U.S. federal securities laws. Purchaser has satisfied itself as to the full observance of the laws of its jurisdiction in connection with this Agreement and the sale and issuance of the Shares, including (i) all legal requirements within its jurisdiction for the sale and issuance of the Shares, (ii) any foreign exchange restrictions applicable to such sale and issuance, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the sale and issuance, holding, redemption, sale, or transfer of the Shares. The Company's offer of the Shares and the parties' execution and delivery of this Agreement, and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction. Furthermore, Purchaser shall, at Purchaser's sole expense, defend the Company and its Affiliates, and each of the Company's and its Affiliates' respective officers, directors, employees, agents, successors and assigns (each an "**Indemnified Party**") against any claim, suit, or action to the extent such claim, suit, or action arises or results from or relates to any violation by the Company or Purchaser of non-U.S. securities laws in connection with the sale and issuance of the Shares to Purchaser (each an "**Foreign Securities Law Claim**"). Purchaser shall indemnify and hold harmless each Indemnified Party against and shall pay all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys' fees and the cost of enforcing any right to indemnification hereunder, and the cost of pursuing any insurance providers arising or resulting from any Foreign Securities Law Claim.

(q) **Understanding; Advice of Counsel.** Purchaser has reviewed this Agreement and the other Offering Materials in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and the other Offering Materials, and fully understands all provisions of this Agreement and the other Offering Materials.

(r) **Accuracy of Address.** If Purchaser is an individual, then Purchaser resides in the state or province identified in the address of Purchaser set forth on the signature page hereto; if Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of Purchaser in which its investment decision was made is located at the address or addresses of Purchaser set forth on the signature page hereto. Purchaser is not acquiring the Shares as a nominee or agent or otherwise for any other person.

(s) **Use of Purchaser Information.** Purchaser understands that information relating to Purchaser may appear on the financial statements of the Company. Purchaser acknowledges and agrees that other shareholders may receive such information and may share such information with their legal counsel, professional advisors and other parties. Purchaser further understands that the Company may release confidential information about Purchaser and, if applicable, any underlying beneficial owners, to proper authorities if the Company, in the Company's sole discretion, determines that it is either required or in the best interests of the Company, as applicable, under applicable law.

(t) **Anti-Money Laundering**. Purchaser hereby acknowledges that the Company seeks to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, Purchaser hereby represents, warrants, and agrees that, to the best of Purchaser's knowledge based upon reasonable and appropriate diligence and investigation:

(i) none of the cash or property that Purchaser has paid, or will pay, to the Company has been or shall be derived from, or related to, any activity that is deemed criminal under United States law;

(ii) no payment by Purchaser to the Company, to the extent within Purchaser's control, shall cause the Company or any of its directors, officers, managers, employees, agents, or Affiliates, to be

in violation of the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, or any regulations promulgated thereunder;

(iii) Purchaser shall promptly notify the Company if any of these representations cease to be true and accurate regarding Purchaser. Purchaser agrees to provide the Company any additional information regarding Purchaser that the Company reasonably deems necessary or appropriate to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities; and

(iv) Purchaser understands and agrees that if at any time it is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering and similar activities, the Company may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to, the segregation or redemption of Purchaser's equity securities in the Company.

(u) **Termination of the Offering; Other Offerings.** Purchaser understands and acknowledges that the Company may terminate the Offering at any time. Purchaser further understands and acknowledges that during the Offering and following any termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable than the terms of this Offering.

5. CLOSING CONDITIONS.

(a) **Conditions to Purchaser's Obligations to Close.** Purchaser's obligation to purchase the Shares at the Closing is subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

(i) as of the Closing, the representations and warranties made by the Company in **Section 3** shall be true, complete, and correct in all material respects, and the Company shall have performed or observed all obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing;

(ii) the Shares shall have the rights, preferences, privileges, and restrictions set forth in the Charter;

(iii) as of Initial Closing, the Company shall have received executed Subscription Agreements representing an aggregate Subscription Amount at least equal to the target offering amount set forth in the Form C (the "**Minimum Offering Amount**");

(iv) as of the applicable Closing, the Company shall have accepted an aggregate Subscription Amount of at least the Minimum Offering Amount and not more than the Maximum Offering Amount;

(v) as of the applicable Closing, the Portal shall have provided Purchaser any prior notice of the Closing Date required pursuant to the Site's page for the Offering; and

(vi) as of the Initial Closing, the Escrow Agent shall have received into the Escrow Account, in cleared funds, an aggregate Subscription Amount of at least the Minimum Offering Amount.

(b) **Conditions to the Company's Obligations to Close**. The Company's obligation to sell and issue the Shares at Closing is subject to the satisfaction or waiver, at or prior to the applicable Closing, of the following conditions:

(i) as of the Closing, the representations and warranties made by Purchaser in **Section 3** shall be true, complete, and correct in all material respects, and Purchaser shall have performed or observed all obligations and conditions herein required to be performed or observed by Purchaser on or prior to the Closing; and

(ii) as of the Closing, the sale and issuance of the Shares shall be legally permitted by all laws and regulations to which the Company is subject.

6. RESTRICTIONS ON TRANSFER.

(a) **General Restrictions.** In addition to any other restrictions on transfer under any other agreement to which Purchaser is a party or to which the Shares are subject, Purchaser shall not sell, assign, pledge, encumber, hypothecate, exchange, transfer, convey, grant any option for the purchase of, enter into any hedging or similar transaction with the same economic effect as a sale, or otherwise dispose of any interest in, whether voluntary or by operation of law, in trust, gift, transfer by request, devise or descent, directly or indirectly ("**Transfer**"), or make any offer or attempt to Transfer, any Shares unless and until:

(i) there is then in effect a registration statement under the Securities Act covering such proposed Transfer and such Transfer is made in accordance with such registration statement; or

(ii) (A) the transferee has agreed in writing to be bound by the terms of this Agreement, (B) Purchaser has notified the Company of the proposed Transfer and has furnished the Company with a detailed statement of the circumstances surrounding the proposed Transfer, (C) such Transfer is made in accordance with the provisions of the Company's Bylaws, and (D) if reasonably requested by the Company, Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such proposed Transfer will not require registration of such Shares under the Securities Act.

(b) **Market Standoff.** Purchaser shall not Transfer (including making any short sale of) any Common Stock or other securities of the Company held by Purchaser, including the Shares (the "**Lock-Up Shares**"), during the 180-day period following the effective date of a registration statement under the Securities Act covering such Lock-Up Shares, or such longer period (not to exceed 18 days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711) (the "**Lock-Up Period**"). Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriter that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to Purchaser's Lock-Up Shares until the end of the Lock-Up Period. The underwriters of the Lock-Up Shares are intended third party beneficiaries of this **Section 6(b)** and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto.

(c) **Attempted Transfer in Violation.** Any purported Transfer in violation of this Agreement shall be void *ab initio* and without effect, and the Company shall not be required (i) to transfer on its books any Shares that are purported to have been Transferred in violation of this Agreement or (ii) to treat any individual or entity to whom such Shares are purported to have been Transferred as the owner of such Shares, to accord such individual or entity any right to vote as the owner of such Shares, or to pay dividends or otherwise make any distributions to such individual or entity.

7. RESTRICTIVE LEGENDS. All certificates representing the Shares shall have endorsed thereon legends in substantially the following forms (in addition to any other legend which may be required by other agreements between the parties or by appropriate state "blue sky" securities officials):

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES WERE OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER ("**REG. CF**") AND MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS."

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE COMPANY OR THE COMPANY'S ASSIGNEE(S) AS PROVIDED IN THE BYLAWS OF THE COMPANY."

8. GENERAL.

(a) **Notification of Changes.** Purchaser agrees to notify the Company upon the occurrence of any event or events prior to the applicable Closing of the purchase of the Shares pursuant to this Agreement, which would cause any representation, warranty, or covenant of Purchaser in this Agreement to be false or incorrect.

(b) **Governing Law; Venue; Waiver of Jury Trial.** This Agreement and any claim (whether in contract, tort or otherwise) or other matter arising out of or relating to this Agreement, the other Offering Agreements, or the transactions contemplated hereby or thereby shall be governed by and construed in accordance with the laws of the State of Colorado, without giving effect to any choice or conflict of law principle or rule (whether of the State of Colorado or any other jurisdiction). Any legal suit, action, or proceeding arising out of or relating to this Agreement, the other Offering Agreements, or the transactions contemplated hereby or thereby, including, without limitation, to interpret or enforce any provision hereof or thereof (collectively, a "**Proceeding**") shall be instituted in the state and federal courts in the city of Denver, Colorado, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such Proceeding. Each party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection to the laying of venue of any Proceeding in such courts and agrees not to plead or claim that any such Proceeding brought in any such court has been brought in an inconvenient forum. Service of process, summons, notices, or other documents in delivered in accordance with **Section 8(d)** shall be effective service of process for any Proceeding brought in any such court. Each party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Proceeding.

(c) **Severability.** If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, or otherwise unenforceable ("**Invalid**") in any jurisdiction, then such term or provision will be interpreted in such jurisdiction so as to accomplish its objectives to the greatest extent possible under applicable law; *provided*, that the Invalid term or provision will not affect any other term or provision of this Agreement or cause the term or provision to be Invalid in any other jurisdiction.

(d) **Notices.** All notices required or permitted by this Agreement shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the recipient; (ii) when sent by electronic mail without any automated delivery error response; (iii) five calendar days after having been sent by registered or certified mail, with return receipt requested and postage prepaid; or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company, at the following address, or to such other address or to the attention of such other person as the recipient has specified by ten days' prior written notice to the sender:

Left Hand Brewing Company
1265 Boston Ave.

Longmont, CO 80501

Attn: Eric Wallace

Electronic copies of correspondence may also be sent to:

accounting @lefthandbrewing.com.

All communications shall be sent to Purchaser at the address set forth on the signature page hereof, or to such other address or to the attention of such other person as the recipient has specified by ten days' prior written notice to the sender.

(e) **Amendment and Modification; Waiver.** The Subscription Agreements and the rights of the Crowdfunding Investors, including the rights of Purchaser under this Agreement, may be amended, modified, or terminated only upon the written consent of (i) the Company and (ii) the holders of a majority of the shares of Common Stock purchased (or, if prior to the Initial Closing, to be purchased) pursuant to the Subscription Agreements (the "**Required Crowdfunding Investors**"). The obligations of the Company under all of the Subscription Agreements may be waived or terminated upon the written consent of the Required Crowdfunding Investors, and the obligations of the Company under this Agreement may be waived or terminated upon the written consent of Purchaser. Purchaser acknowledges that because the Subscription Agreements, including this Agreement, may be amended, modified, or terminated, and any obligation of the Company waived, with the consent of the Required Crowdfunding Investors, that Purchaser's rights hereunder, may be amended, modified, terminated, or waived without Purchaser's individual consent. Upon any amendment, modification, termination, or waiver with the consent of the Required Crowdfunding Investors in accordance with this **Section 8(e)**, and without Purchaser's individual consent, the Company shall promptly give written notice thereof to Purchaser. No waiver of any provision of this Agreement is effective unless it is in writing, identified as a waiver to this Agreement, and is signed by the party waiving its right (or by the Required Crowdfunding Investors on behalf of all Crowdfunding Investors). No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial waiver or exercise of any right, remedy, power, or privilege hereunder preclude or limit any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Notwithstanding the foregoing: (1) the consent of each Purchaser shall be necessary to amend or modify any part of this **Section 8(e)**, including the definition of "Required Crowdfunding Investors" and (2) the consent of any affected Purchaser shall be necessary to amend or modify any of the Subscription Agreements in a manner which expressly and adversely affects such Purchaser in a manner unique to such affected Purchaser.

(f) **Successors and Assigns.** Except as otherwise expressly provided herein, and subject to the restrictions on transfer set forth herein, this Agreement shall inure to the benefit of and be binding upon

the parties' respective permitted successors and permitted assigns. Any attempted assignment or delegation in violation of this Agreement shall be void and without effect. Except as expressly provided in this Agreement, nothing in this Agreement is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

(g) **Further Assurances.** From and after the Closing, each party shall, and shall cause its respective Affiliates to, from time to time and at the request and sole expense of the other party furnish each other party such further information or assurances, execute and deliver to each other party such other documents, and shall take such other actions as such other party may reasonably request for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement, and to obtain any governmental approval in connection with, or otherwise qualify, the issuance of the Shares.

(h) **Expenses.** Except as otherwise expressly provided in this Agreement, all fees, costs, and expenses incurred in connection with the negotiation, execution, delivery, and performance of this Agreement and the agreements and transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing has occurred.

(i) **Attorneys' Fees.** In any action to interpret or enforce any provision of this Agreement, the prevailing party will be entitled to recover from the non-prevailing party its reasonable attorneys' fees, costs, and other expenses, including fees and costs for expert witnesses, incurred in connection with such action.

(j) **Entire Agreement.** This Agreement, the exhibits, schedules, and attachments hereto, and the agreements expressly referenced herein, each of which is incorporated herein, collectively constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede and merge all prior and contemporaneous agreements, understandings, or representations, whether written or oral.

(k) **Interpretation.** The headings used in this Agreement are for informational purposes and convenience only and in no way define, limit, construe, or describe the scope of the sections. Unless the context otherwise requires, (i) each term stated in either the singular or the plural shall include the singular and the plural, (ii) the words "herein," "hereof," or any variation thereof refer to this Agreement as a whole and not merely to any subdivision hereof, and (iii) the word "including" or any variation thereof means "including, without limitation" and shall not be construed to limit any preceding general statement. The parties have participated jointly in the negotiation and drafting of this Agreement, and in the event an ambiguity or question of intent or interpretation arise, no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(l) **Counterparts; Electronic Delivery.** This Agreement may be executed in one or more counterpart(s), each of which shall be deemed an original and all of which shall be deemed one and the same instrument. Delivery of an executed counterpart to this Agreement by facsimile, electronic mail (including delivery of a PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com), or any other transmission method, shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this **COMMON STOCK SUBSCRIPTION AGREEMENT** as of the Acceptance Date.

Subscription Amount: $[AMOUNT]

COMPANY:

Left Hand Brewing Company, Inc.

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Accepted Subscription Amount: $[AMOUNT]

Acceptance Date: [EFFECTIVE DATE]

Read and Approved (For IRA Use Only):

By: ______________________________

PURCHASER:

[ENTITY.NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Purchaser is an "Accredited Investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited